GENCO APPOINTS GREG LILLER PRESIDENT

June 5, 2006 – Vancouver, B.C., Canada – Robert Gardner, Chairman of the Board of Directors for Genco Resources Ltd. [TSX Venture Exchange: GGC], is pleased to announce the appointment of Mr. Gregory K. Liller to the position of President.  Mr. Liller has more than 28 years experience in exploration and mine development, 13 of which have been spent in Mexico.

In 1997 Mr. Liller initiated an exploration program in the Ocampo Mining District, Chihuahua, Mexico for Mogul Mining.  In less than two years this program delineated the first 1 million ounces of equivalent gold at Ocampo.

In 1999 Mr. Liller joined Gammon Lake Resources as Vice President of Exploration.  As the only member of senior management at Gammon Lake with experience in mineral exploration and mine development, he orchestrated the continued development of the Ocampo Gold-Silver Mine, expanding the resource and reserve and supervising the completion of a positive feasibility study in 2004.  Construction at Ocampo began in March of 2005 with the first gold pour from the heap leach in January of 2006.  Annual production at Ocampo is planned to be on the order of 300,000 ounces equivalent gold per year.

Mr. Liller was also instrumental in the formation of Gammon Lake’s sister company Mexgold Resources in 2003 and its acquisition of the El Cubo Gold-Silver Mine, Guanajuato, Mexico, in 2004.   Over the subsequent year and a half Mr. Liller oversaw programs which resulted in the doubling of El Cubo’s reserve base and expanded production from approximately 40,000 ounces to the current annualized rate of over 75,000 ounces gold equivalent.

Mr. Liller states “Genco is currently a profitable silver-gold producer and in my opinion the La Guitarra Project is the best exploration opportunity I have been offered in Mexico.  The Temascaltepec mining district has a rich history of high grade silver and gold production and, with over one hundred known veins occurring within a 15 kilometers by 6 kilometer area, the potential is phenomenal. I am very pleased to be joining the Genco team.”

On behalf of the Board of Directors of Genco Resources Ltd. Mr. Gardner would like to thank Mr. James McDonald for his service to the Company, as President, over the past two and a half years.  “Mr. McDonald was instrumental in making Genco a profitable silver producer.”  Mr. McDonald will continue to serve the Company as a member of its Board of Directors and as a geological consultant.

For further information: 604-682-2205

E-mail:  gencoinfo@telus.net

www.gencoresources.com

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